UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2019

WESTERN GAS PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-34046 (Commission File Number)	26-1075808 (IRS Employer Identification No.)

1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (Address of principal executive office) (Zip Code)

(832) 636-6000 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).    Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 8.01 Other Events.

On January 28, 2019, we filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus (the "Proxy Statement") with respect to the special meeting of unitholders of Western Gas Partners, LP (“WES”) to be held on February 27, 2019 at 8:00 a.m., local time, at which our unitholders will be asked to, among other things, vote on a proposal (i) to approve the Contribution Agreement and Agreement and Plan of Merger, dated as of November 7, 2018 (as it may be amended from time to time, the "Merger Agreement"), by and among Anadarko Petroleum Corporation, Anadarko E&P Onshore LLC, Western Gas Equity Partners, LP ("WGP"), Western Gas Equity Holdings, LLC, the general partner of WGP, WES, Western Gas Holdings LLC, our general partner, Clarity Merger Sub, LLC ("Merger Sub"), WGR Asset Holding Company LLC ("WGRAH"), WGR Operating, LP, Kerr-McGee Gathering LLC, Kerr-McGee Worldwide Corporation, APC Midstream Holdings, LLC, and Delaware Basin Midstream, LLC, a copy of which is included as Annex A to the Proxy Statement, and the transactions contemplated thereby, including the merger of Merger Sub with and into WES, with WES continuing as the surviving entity and a subsidiary of WGP (the "Merger"), and (ii) to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, at the time of the special meeting.
On January 28, 2019, a lawsuit captioned Lennes v. Western Gas Partners, LP, et al., Case No. 1:19-cv-00832 was commenced in the United States District Court for the Southern District of New York (the "Lennes Lawsuit"). On February 7, 2019, a putative class action lawsuit captioned Sabatini v. Western Gas Partners, LP, et al., Case No. 1:19-cv-00263 was commenced in the United States District Court for the District of Delaware (together with the Lennes Lawsuit, the “Lawsuits”). The Lawsuits claim that the Proxy Statement fails to disclose certain material information related to the Merger, and seek to enjoin the unitholder vote until such time as additional disclosures are made.
We believe that all allegations in the Lawsuits are without merit. However, we wish to make certain supplemental disclosures relating to the Merger solely for the purpose of mooting the allegations contained in the Lawsuits and avoiding the expense and burden of litigation. Nothing in the supplemental disclosures set forth in this current report shall be deemed an admission of materiality under applicable law of any of the supplemental disclosures.
Important information concerning the Merger and the transactions contemplated by the Merger Agreement is set forth in the Proxy Statement. The Proxy Statement is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K.

SUPPLEMENT TO PROXY STATEMENT
We have agreed to make the following amended and supplemental disclosures to the Proxy Statement, which should be read in conjunction with the Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement. Without admitting in any way that the disclosures below are material, we make the following amended and supplemental disclosures:

1.	The following supplemental disclosure restates in its entirety the last paragraph on page 42 of the Proxy Statement:
On October 24, 2018, an updated Project Clarity Forecast Model was made available to the Special Committees and their respective advisors through the virtual data room. This forecast updated the forecasts provided on October 16, 2018 by correcting an immaterial error in calculation of the pro forma number of units outstanding post-merger. There was no change to the forecasted Adjusted EBITDA, Distributable Cash Flow or cash available for distribution (as applicable). Select unaudited forecasted financial information from the Project Clarity Forecast Model is provided on pages 66-67.

2.	The following supplemental disclosure restates in its entirety the second paragraph under the subheading “Dividend Discount Model Analysis—WES” on page 54:
Lazard based its dividend discount model analysis for WES on an assumed equity discount rate ranging from 9.0% to 11.0%. Lazard chose this range for this analysis based on its professional judgment and experience taking into account certain metrics including yields for U.S. treasury bonds, levered and unlevered betas for the WES comparable companies (as set forth below), and the market risk premium. Lazard also calculated estimated terminal values for WES by applying terminal multiples ranging from 8.25x to 10.25x to WES’s estimated terminal DCF, which was projected using a growth rate derived from the WES Projections. Lazard chose this range for this analysis based on its analysis of the relevant metrics for the WES comparable companies (as set forth below), as well as its professional judgment and experience.

3.
The disclosure in the list of comparable companies under the subheading “Selected Comparable Company Multiples Analysis—WES” on page 55 is hereby amended and supplemented by adding the trading multiples utilized by Lazard for each of the companies listed:

	Price/DCF/Unit		Enterprise Value / EBITDA
	2019E	2020E	2019E	2020E
“E&P-Sponsored WES Comparable Companies”
EnLink Midstream Partners, LP	8.7x	8.4x	10.9x	10.1x
EQT Midstream Partners, LP	8.7x	6.9x	8.0x	6.1x
Antero Midstream Partners LP	11.5x	9.6x	10.3x	8.2x
Noble Midstream Partners LP	9.3x	8.3x	12.0x	9.7x
CNX Midstream Partners LP	8.5x	7.5x	10.1x	8.2x
Hess Midstream Partners LP	11.4x	9.8x	10.7x	8.3x
Oasis Midstream Partners LP	8.2x	7.3x	10.0x	8.5x
“Other WES Comparable Companies”
DCP Midstream Partners LP	9.2x	9.1x	11.4x	10.8x
Enable Midstream Partners, LP	8.8x	8.5x	10.0x	9.6x
Crestwood Equity Partners LP	8.5x	7.2x	9.6x	8.6x

4.
The disclosure in the list of precedent transactions under the subheading “Selected Precedent Transactions Analysis—WES” on page 56 is hereby amended and supplemented by adding the trading multiples utilized by Lazard for each of the transactions listed:

Selected Precedent Transactions Analysis—WES

Acquiror	Target	Current Year P/DCF
EnLink Midstream LLC	EnLink Midstream Partners, L.P.	10.1x
Valero Energy Corporation	Valero Energy Partners LP	11.9x
Antero Midstream GP LP	Antero Midstream Partners LP	13.5x
Dominion Energy Inc.	Dominion Energy Midstream Partners LP	10.8x
Energy Transfer Equity, L.P.	Energy Transfer Partners LP	8.6x
Cheniere Energy, Inc.	Cheniere Energy Partners LP Holdings, LLC	13.6x
Enbridge Inc.	Enbridge Energy Partners, L.P. Class A	7.5x
Enbridge Inc.	Spectra Energy Partners, LP	10.5x
The Williams Companies, Inc.	Williams Partners L.P.	12.7x
Sunoco Logistics Partners L.P.	Energy Transfer Partners, L.P.	8.2x
EQT Midstream Partners LP	Rice Midstream Partners LP	10.3x
Tallgrass Energy LP Class A	Tallgrass Energy Partners, LP	9.0x
Archrock, Inc.	Archrock Partners, L.P.	5.9x
Zenith Energy L.P.	Arc Logistics Partners LP	7.9x
Andeavor Logistics LP	Western Refining Logistics, LP	13.3x
Energy Transfer Partners, L.P.	PennTex Midstream Partners, LP	7.9x
VTTI B.V.	VTTI Energy Partners LP	13.8x
World Point Terminals, Inc.	World Point Terminals, LP	10.7x
ONEOK, Inc.	ONEOK Partners, L.P.	15.0x
Enbridge, Inc.	Midcoast Energy Partners LP Class A	15.1x
American Midstream Partners, LP	JP Energy Partners LP	6.6x
TransCanada Corporation	Columbia Pipeline Partners LP	17.3x
SemGroup Corporation	Rose Rock Midstream, L.P.	9.5x

5.	The following supplemental disclosure restates in its entirety the second paragraph under the subheading “Dividend Discount Model Analysis—WGP” on page 57:
Lazard based its dividend discount model analysis for WGP on an assumed equity discount rate ranging from 9.0% to 11.0%. Lazard chose this range for this analysis based on its professional judgment and experience taking into account certain metrics including yields for U.S. treasury bonds, levered and unlevered betas for the WGP Comparable Companies (as defined below), and the market risk premium. Lazard also calculated estimated terminal values for WGP by applying terminal multiples ranging from 10.00x to 12.00x to WGP’s estimated terminal DCF, which was projected using a growth rate derived from the WGP Projections. Lazard chose this range for this analysis based on its analysis of the relevant metrics for the WGP Comparable Companies (as defined below), as well as its professional judgment and experience.

6.
The disclosure in the list of comparable companies under the subheading “Selected Comparable Company Multiples Analysis—WGP” on page 57 is hereby amended and supplemented by adding the trading multiples utilized by Lazard for each of the companies listed:

Price/DCF/Unit
“WGP Comparable Companies”	2019E	2020E
Energy Transfer Equity, L.P.	11.0x	10.1x
EQT GP Holdings, LP	10.6x	9.0x
EnLink Midstream, LLC	9.5x	9.2x
Antero Midstream GP LP	17.6x	11.8x

7.
The disclosure in the list of comparable companies under the subheading “Selected Comparable Company Multiples Analysis—Dropdown Assets” on page 59 is hereby amended and supplemented by adding the trading multiples utilized by Lazard for each of the companies listed:

Enterprise Value / EBITDA
“G&P Asset Dropdown Comparable Companies”	2019E	2020E
EnLink Midstream Partners, LP	10.9x	10.1x
EQT Midstream Partners, LP	8.0x	6.1x
Antero Midstream Partners LP	10.3x	8.2x
Noble Midstream Partners LP	12.0x	9.7x
CNX Midstream Partners LP	10.1x	8.2x
Hess Midstream Partners LP	10.7x	8.3x
Oasis Midstream Partners LP	10.0x	8.5x
DCP Midstream Partners LP	11.4x	10.8x
Enable Midstream Partners, LP	10.0x	9.6x
Crestwood Equity Partners LP	9.6x	8.6x

“Pipeline Joint Venture Asset Dropdown Comparable Companies”
Enterprise Products Partners LP	12.1x	11.7x
Kinder Morgan, Inc.	9.8x	9.3x
MPLX LP	11.0x	10.4x
Plains All American Pipeline	10.6x	10.1x
Magellan Midstream Partners	12.6x	11.3x
Tallgrass Energy, LP	9.8x	10.3x

8.
The disclosure in the table under the subheading “Selected Precedent Transaction Analysis—Dropdown Assets” on pages 60-61 is hereby amended and supplemented by adding the trading multiples utilized by Lazard for each of the transactions listed:

“G&P Transactions”
Acquiror	Target	EBITDA Multiple
Enable Midstream Partners, LP	Velocity Holdings Inc	13.0x
EagleClaw Midstream Ventures, LLC	Caprock Midstream Holdings	9.6x
Silver Creek Midstream, LLC	Powder River Basin midstream assets from Genesis Energy, L.P.	15.0x
The Williams Companies, Inc. and KKR & Co.	Discovery DJ Services	14.2x
Harvest Midstream Company	Four Corners Area Assets from The Williams Companies, Inc.	13.7x
Global Infrastructure Partners LP	EnLink Midstream Partners, LP and EnLink Midstream LLC	11.2x
Arclight Capital Partners, LLC	Midcoast Operating, L.P.	8.0x
EQT Midstream Partners, LP	Olympus gathering system and Strike Force gathering system from EQT Corporation and Gulfport Energy Corporation respectively	10.0x
Morgan Stanley Infrastructure Partners LP	Brazos Midstream Holdings, LLC	15.0x
OPTrust & Partners Group AG	Superior Pipeline Company LLC	12.0x
CNX Midstream Partners LP	Marcellus gathering and production system from CNX Resources Corp	11.5x
Riverstone Holdings LLC and Goldman Sachs Group Inc.	Lucid Energy Group II, LLC	10.5x
Noble Energy, Inc. and Greenfield Midstream	Saddle Butte Rockies Midstream	13.0x
I Squared Capital	Pinnacle Midstream, LLC	NA
Global Infrastructure Partners LP	Medallion Gathering & Processing LLC	15.9x
Enable Midstream Partners, LP	Align Midstream Partners II LP	10.0x
Blackstone Energy Partners	EagleClaw Midstream Ventures, LLC	17.9x
NuStar Energy L.P.	Navigator Energy Services, LLC	20.4x
Plains All American, L.P.	Alpha Crude Connector from Concho Resources Inc. and Frontier Midstream Solutions, LLC	17.5x
Targa Resources Partners LP	Outrigger Delaware Operating, LLC; Outrigger Southern Delaware Operating, LLC; and Outrigger Midland Operating, LLC	9.0x
Rice Midstream Partners LP	Marcellus gathering and compression assets from Rice Energy Inc.	13.5x
DTE Energy Co.	Gas gathering systems from M3 Midstream LLC and Vega Energy Partners Ltd.	10.5x
ARB Midstream, LLC	Platte River gathering system from Rimrock Midstream Holdings, LLC	NA
Enlink Midstream, LLC and EnLink Midstream Partners, LP	Tall Oak Midstream, LLC	19.4x
Global Infrastructure Partners LP	Bakken midstream assets from Hess Corporation	18.1x
Enterprise Products Partners LP	EFS Midstream LLC	12.0x
Howard Midstream Energy Partners, LLC	Pennsylvania natural gas gathering assets from Southwestern Energy Company	10.5x
EQT Midstream Partners, LP	West Virginia Marcellus gathering system from EQT Corporation	10.6x
Western Gas Partners, LP	Interest in Delaware Basin gathering system from Anadarko Petroleum Corporation	8.8x

EnLink Midstream Partners, LP	EnLink Midstream Holdings, LP	9.0x
EnLink Midstream Partners, LP	Coronado Midstream, LLC	16.0x
Western Gas Partners, LP	Nuevo Midstream, LLC	8.5x

9.
The disclosure in the table under the subheading “Selected Precedent Transaction Analysis—Dropdown Assets” on pages 61-62 is hereby amended and supplemented by adding the trading multiples utilized by Lazard for each of the transactions listed:

“Pipeline JV Transactions”
Acquiror	Target	EBITDA Multiple
Ontario Municipal Employees Retirement System	BridgeTex Pipeline Company LLC	12.0x
Alinda Capital Partners LLC	Maurepas Pipeline LLC	13.0x
Lotus Midstream LLC and Moda Midstream LLC	Ingleside Energy Center and Centurion pipeline system from Occidental Petroleum Corp.	14.4x
ONEOK, Inc.	West Texas LPG Pipeline Limited Partnership	14.0x
Andeavor	Rangeland Energy II, LLC	9.0x
BlackRock Inc.	Glass Mountain Pipeline, LLC	15.0x
Blackstone Energy Partners	Grand Prix Pipeline from Targa Resources Corp.	10.0x
Holly Energy Partners, L.P.	SLC Pipeline and Frontier Aspen Pipeline from Plains All American, L.P.	10.9x
MPLX LP	Ozark Crude Oil Pipeline from Enbridge Inc.	8.0x
Valero Energy Partners LP	Red River pipeline from Plains All American Pipeline, L.P.	8.5x
Sunoco Logistics Partners LP	Permian Basin crude oil system from Vitol Group	13.8x
Phillips 66 Partners LP	Natural gas liquids logistics system from Chevron Corp.	10.0x
Shell Midstream Partners, L.P.	Zydeco Pipeline Company LLC; Bengal Pipeline Company LLC; Colonial Pipeline Company	8.8x
Tallgrass Energy Partners, LP	Tallgrass Pony Express Pipeline, LLC	9.0x
Western Refining Logistics, LP	Pipeline assets located in Texas and New Mexico from Western Refining, Inc.	9.6x
Shell Midstream Partners, L.P.	Poseidon Oil Pipeline Company LLC	9.5x
Shell Midstream Partners, L.P.	Zydeco Pipeline Company LLC and Colonial Pipeline Company	10.0x
EnLink Midstream Partners, LP	Victoria Express Pipeline and related assets from Devon Energy Corporation	10.0x
Phillips 66 Partners LP	Sand Hills and Southern Hills natural gas liquids pipeline systems and Explorer refined products pipeline system from Phillips 66	9.5x
Rose Rock Midstream, L.P.	Wattenberg Oil Trunkline System and Glass Mountain Pipeline from SemGroup Corporation	11.0x
Kinder Morgan, Inc.	Hiland Partners	16.0x
MPLX LP	Pipeline and storage facility assets from Marathon Petroleum Corporation	10.0x
Plains All American Pipeline, L.P.	BridgeTex Pipeline Company	10.5x
Enbridge Energy Partners L.P.	Alberta Clipper Pipeline from Enbridge, Inc.	11.0x
Tallgrass Energy Partners, LP	Tallgrass Pony Express Pipeline, LLC	9.0x

Rose Rock Midstream, L.P.	White Cliffs Pipeline from SemGroup Corporation	12.9x
Martin Midstream Partners L.P.	West Texas LPG Pipeline L.P.	13.5x

10.	The table appearing on pages 66-67 under the heading “Unaudited Forecasted Financial Information of Status Quo WES” and footnotes thereto are amended and restated as follows:

$ in millions, except per unit amounts	2018E	2019E	2020E	2021E
Net Revenues[1]	$1,571	$2,028	$2,228	$2,312

Operating Expenses
Operation and Maintenance	$424	$575	$591	$581
Cash General and Administrative	$50	$62	$64	$66
Property and Other Taxes	$46	$54	$57	$57
Total Operating Expenses	$520	$690	$712	$705

Equity Investment Distributions	$161	$191	$238	$243
Non-Controlling Interest Adjustment[2]	$(13)	$(13)	$(14)	$(12)
Contingency	$—	$(39)	$(45)	$(48)
Adjusted EBITDA[3]	$1,200	$1,476	$1,694	$1,791
Cash Interest Expense	$(191)	$(257)	$(284)	$(309)
Maintenance Capital Expenditures	$(88)	$(82)	$(93)	$(90)
Above-Market Component of Swaps	$54	$—	$—	$—
Recognized Service Revenues Adjustment	$—	$5	$5	$8
Other[4]	$3	$(3)	$(4)	$(4)
Distributable Cash Flow[5]	$978	$1,140	$1,319	$1,396
Distributable Cash Flow attributable to each limited partner unit	$3.79	$4.28	$4.83	$5.06
Notes:
1. Net Revenues is calculated by subtracting cost of product from revenues.
2. Represents the adjustment for the 25% interest in Chipeta Processing LLC not owned by WES.
3. Adjusted EBITDA is defined as revenues less cost of product, operation and maintenance expense, cash general and administrative expense, property and other taxes, plus distributions from equity investments, and less adjustments for the non-controlling interest associated with the Chipeta complex. For years 2019 and thereafter, management also applied a 2.5% downward contingency to the original projections of Adjusted EBITDA (prior to the subtraction of cash general and administrative expenses) to account for its views as to uncertainty in future year projections.

4. Represents state margin tax cash payments.
5. Distributable cash flow is defined as Adjusted EBITDA, plus the net settlement amounts from the sale and/or purchase of natural gas, condensate and NGLs under WES’s commodity price swap agreements to the extent such amounts are not recognized as Adjusted EBITDA, less Service revenues - fee based recognized in Adjusted EBITDA (less than) in excess of customer billings, net cash paid (or to be paid) for interest expense, maintenance capital expenditures, and income taxes.

11.	The table appearing on page 67 under the heading “Unaudited Forecasted Financial Information of Status Quo WGP” and footnotes thereto are amended and restated as follows:

$ in millions, except per unit amounts	2018E	2019E	2020E	2021E
WES Adjusted EBITDA	$1,200	$1,476	$1,694	$1,791
Cash General and Administrative Expense	$3	$3	$3	$3
WGP Adjusted EBITDA[1]	$1,197	$1,473	$1,691	$1,788

Distributions from WES	$519	$568	$655	$707
Cash General and Administrative Expense	$3	$3	$3	$3
Cash Interest Expense	$1	$1	$1	$1
Cash Available for Distribution[2]	$515	$563	$651	$703
Cash Available for Distribution per unit	$2.36	$2.57	$2.97	$3.21
Notes:
1. Adjusted EBITDA is defined as status quo WES Adjusted EBITDA described above, less cash paid for incremental general and administrative expense.
2. Cash available for distribution is defined as distributions received from WES, less cash paid for incremental general and administrative expense and interest expense.

12.
The table appearing on page 67 under the heading “Unaudited Forecasted Financial Information of the Assets Subject to the Contribution and Sale” and footnotes thereto are amended and restated as follows:

$ in millions, except per unit amounts	2018E	2019E	2020E	2021E	2022E	2023E
Net Revenues[1]	$297	$544	$621	$699	$846	$931

Operating Expenses
Operation and Maintenance	$60	$103	$111	$117	$134	$146
General and Administrative	$40	$40	$41	$43	$44	$46
Property and Other Taxes	$9	$10	$12	$12	$13	$14
Total Operating Expenses	$109	$154	$164	$172	$191	$206

Equity Investment Distributions	$47	$56	$63	$75	$56	$52
Contingency	$—	$(24)	$(28)	$(32)	$(38)	$(41)
Adjusted EBITDA[2]	$235	$422	$491	$570	$673	$737

Notes:
1. Net Revenues is calculated by subtracting cost of product from revenues.
2. Adjusted EBITDA for the assets to be acquired through the Contribution and Sale is defined as revenues less cost of product, operation and maintenance expense, general and administrative expense, property and other taxes, plus distributions from equity investments. For years 2019 and thereafter, management also applied a 5.0% downward contingency to the original projections of Adjusted EBITDA to account for its views as to uncertainty in future year projections.

13.	The table appearing on page 67 under the heading “Unaudited Forecast Financial Information of Pro Forma WGP” and footnotes thereto are amended and restated as follows:

$ in millions, except per unit amounts	2019E	2020E	2021E
Net Revenues[1]	$2,572	$2,849	$3,011

Operating Expenses
Operation and Maintenance	$678	$702	$698
Cash General and Administrative	$105	$108	$112
Property and Other Taxes	$64	$69	$70
Total Operating Expenses	$847	$879	$880

Equity Investment Distributions	$247	$301	$319
Non-Controlling Interest Adjustment[2]	$(13)	$(14)	$(12)
Contingency	$(64)	$(73)	$(80)
Adjusted EBITDA[3]	$1,896	$2,184	$2,358
Cash Interest Expense	$(370)	$(407)	$(437)
Maintenance Capital Expenditures	$(115)	$(125)	$(120)
Above-Market Component of Swaps	$—	$—	$—
Recognized Service Revenues Adjustment	$8	$8	$10
Other[4]	$(3)	$(4)	$(4)
Distributable Cash Flow Attributable to WES	$1,416	$1,655	$1,806
Non-Controlling Interest Adjustment	$(28)	$(33)	$(36)
Distributable Cash Flow Attributable to WGP[5]	$1,387	$1,622	$1,770
Distributable Cash Flow per unit	$3.06	$3.58	$3.91

Notes:
1. Net Revenues is calculated by subtracting cost of product from revenues.
2. Represents the adjustment for the 25% interest in Chipeta Processing LLC not owned by WES.
3. Adjusted EBITDA is defined as revenues less cost of product, operation and maintenance expense, cash general and administrative expense, property and other taxes, plus distributions from equity investments, and less adjustments for the non-controlling interest associated with the Chipeta complex. Management also applied a 2.5% downward contingency to the original projections of Status Quo WES Adjusted EBITDA and a 5% downward contingency to the original projections of Adjusted EBITDA for the Assets Subject to the Contribution and Sale (prior to the subtraction of cash general and administrative expenses) to account for its views as to uncertainty in future year projections.

4. Represents state margin tax cash payments.
5. Distributable cash flow is defined as Adjusted EBITDA, plus the net settlement amounts from the sale and/or purchase of natural gas, condensate and NGLs under our commodity price swap agreements to the extent such amounts are not recognized as Adjusted EBITDA, less Service revenues -- fee based recognized in Adjusted EBITDA (less than) in excess of customer billings, net cash paid (or to be paid) for interest expense, maintenance capital expenditures, income taxes and WES distributions to WGRAH in connection with its 2.0% pro forma interest in WES.

Important Information for Investors and Unitholders

This current report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the Merger Agreement and the transactions contemplated thereby (the "Simplification Transaction"), WGP filed with the SEC a registration statement on Form S-4, which includes a prospectus of WGP and the Proxy Statement.  WES and WGP also plan to file other documents with the SEC regarding the proposed Simplification Transaction. WES mailed a definitive proxy statement/prospectus to the unitholders of WES on January 28, 2019. INVESTORS AND UNITHOLDERS OF WES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED SIMPLIFICATION TRANSACTION THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SIMPLIFICATION TRANSACTION. Investors and unitholders of WES will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about WES and WGP from the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WES and WGP will be available free of charge on their internet website at www.westerngas.com or by contacting their Investor Relations Department at 832-636-6000.

Participants in the Solicitation

WES, WGP, their respective general partners and their respective general partners' respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of WES in connection with the proposed Simplification Transaction. Information about the directors and executive officers of WES is set forth in WES's Annual Report on Form 10-K which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of WGP is set forth in WGP's Annual Report on Form 10-K which was filed with the SEC on February 16, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This current report contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed Simplification Transaction (including its benefits, results, effects and timing) and whether and when the Simplification Transaction will be consummated, are forward-looking statements within the meaning of federal securities laws. WES, WGP and their respective general partners believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this current report. Such factors include, but are not limited to:  the failure of the unitholders of WES to approve the proposed Simplification Transaction; the risk that the conditions to the closing of the proposed Simplification Transaction are not satisfied; the risk that regulatory approvals required for the proposed Simplification Transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Simplification Transaction; uncertainties as to the timing of the proposed Simplification Transaction; competitive responses to the proposed Simplification Transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed Simplification Transaction; unexpected costs, charges or expenses resulting from the proposed Simplification Transaction; the outcome of pending or potential litigation, including the Lawsuits; the inability to retain key personnel; uncertainty of the expected financial performance of WGP following completion of the proposed Simplification Transaction; and any changes in general economic and/or industry specific conditions.

WES and WGP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in WES's and WGP's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning WES, WGP, the proposed Simplification Transaction or other matters attributable to WES and WGP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, WES, WGP and their respective general partners undertake no obligation to publicly update or revise any forward-looking statements.

The information in this Item 8.01 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN GAS PARTNERS, LP

		By:	Western Gas Holdings, LLC,
its general partner

Dated:	February 14, 2019	By:	/s/ Philip H. Peacock
Philip H. Peacock Senior Vice President, General Counsel and Corporate Secretary